FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓        Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _______    No        ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

an announcement of change of alternate director of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on August 25, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

CHANGE OF ALTERNATE DIRECTOR

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce that Ms. Hong Chen Jin ceased to be the alternate director to both Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete, Non-Executive Directors of the Company, on 25 August 2008.  Mr. Mario Martin Gonzalez, who is nominated by both Mr. Cesareo Alierta Izuel and Mr. Jośe María Álvarez-Pallete, has been appointed as alternate director to both Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete, with effect from 25 August 2008.

Mr. Mario Martin Gonzalez, 39, joined Telefónica in 1996 and was appointed as Asia Chief Regional Officer in April 2008.  Based in Beijing, Mr. Martin Gonzalez leads a team of professionals overseeing Telefónica’s investments and businesses in Asia.  From 2001 to April 2008, he held the position of Mergers and Acquisitions Deputy General Manager at Telefónica, S.A..  He previously was the Corporate Development Director at Telefónica Móviles, S.A. and Investment Analysis Director at Telefónica Internacional, S.A..  From his various positions, Mr. Mario Martin Gonzalez has developed an extensive corporate development experience and has participated in the execution of a relevant number of transactions completed by Telefónica.  Most notably, he has participated in projects such as the O2 acquisition and the later disposal of Airwave, the entry and further consolidation of Telefónica’s leading fixed-line and wireless position in Brazil and the entry and the later expansion in Mexico.  He has served as alternate director to the board of Telefónica Móviles Mexico, Mexico’s second largest mobile operator, and currently serves as Executive Director of Telefónica Technology (Beijing) Company Limited.  Prior to joining Telefónica, he held the position of Finance Director of the Motion Picture and TV Division of Kodak in Spain from 1995 to 1996 and of Director of a commercial retail branch of Banco Exterior de España from 1994 to 1995.  Mr. Mario Martin Gonzalez holds a bachelor’s degree in Economics and Business Administration from Madrid’s Universidad Autónoma and a master’s degree in Business Administration from École Supérieur de Commerce de Nantes in France, and has obtained post-graduate diplomas from INSEAD and HARVARD-IESE.

Mr. Mario Martin Gonzalez does not have any service contract with the Company and no fixed term has been agreed with the Company in relation to his appointment as alternate director to both Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete.  In accordance with the articles of association of the Company, Mr. Mario Martin Gonzalez will cease to be an alternate director of the Company if both of his appointers, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete cease to be directors of the Company.  Mr. Mario Martin Gonzalez will not receive any emoluments from the Company for acting as the alternate director to both Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete.  As at the date hereof, Mr. Mario Martin Gonzalez does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Mr. Mario Martin Gonzalez is not connected with any directors, senior management or substantial or controlling shareholders of the Company and he does not hold any other position with the Company or any of its subsidiaries and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Mr. Mario Martin Gonzalez pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Mario Martin Gonzalez that need to be brought to the attention of the shareholders of the Company.

The Company takes this opportunity to welcome Mr. Mario Martin Gonzalez as alternate director to both Mr. Cesareo Alierta Izuel and Mr. Jośe María Álvarez-Pallete.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zuo Xunsheng Chairman and Chief Executive Officer

Hong Kong, 25 August 2008

As at the date of this announcement, the Board of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By             /s/ Huo Haifeng

By             /s/ Mok Kam Wan

Name:     Huo Haifeng and Mok Kam Wan

Title:        Joint Company Secretaries

Date: August 26, 2008